UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14F-1

                              Information Statement
        Pursuant to Section 14(f) of the Securities Exchange Act of 1934


                        AMERICAN EXPLORATION CORPORATION
             (Exact name of registrant as specified in its charter)


          Nevada                        333-141060                98-0518266
(State or other jurisdiction           (Commission              (IRS Employer
      of incorporation)                File Number)          Identification No.)


Suite 110, 1915 - 27 Avenue NE Calgary Alberta                      T2E 7E4
  (Address of principal executive offices)                         (Zip Code)


       Registrant's telephone number, including area code: (403) 735-5009

                        AMERICAN EXPLORATION CORPORATION

                              INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

This Information Statement is being mailed to holders of record of shares of common stock, par value $.001 per share of American Exploration Corporation, a Nevada Corporation (referred to as the "Company," "we," "us," "our," or "AEC"), as of October 29, 2008 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

BACKGROUND

On October 29, 2008 Mr. Ravinder Minhas resigned from our Board of Directors. Concurrent with his resignation, we appointed Mr. Devinder Randhawa and Mr. Steven Harding as directors of the Company. Our Board now consists of 3 individuals, being Mr. Manmohan Minhas, Mr. Devinder Randhawa and Mr. Steven Harding. The appointments will be effective upon the expiration of the 10-day period beginning on the date of the filing and mailing of this Information Statement with the Securities Exchange Commission (the "SEC") pursuant to Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of November 3, 2008 (the "Record Date"), there were 90,650,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 3, 2008, certain information regarding the Company's outstanding shares of Common Stock beneficially owned by
(1) each person (including any group) of more than five percent of our Common Stock, and (2) the Company's directors and officers.

                                           Common Stock
                                           Beneficially                Percent
  Name of Beneficial Owner                   Owned (1)                 of Class
  ------------------------                   ---------                 --------
Manmohan Minhas                             50,500,000                   55.7%

Devinder Randhawa                            2,000,000                    2.2%

Steven Harding                               1,000,000                    1.1%

Directors and executive officers
 as a group (3 persons)                     53,500,000                   59.0%

Ravinder Minhas                              7,000,000                   7.72%

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(1)  Unless otherwise indicated, ownership represents sole voting and investment power.

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
DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

                                                            Served as an Officer
    Name              Age     Position with the Company      and Director since
    ----              ---     -------------------------      ------------------

Steven Harding        49        President and Chief            Officer since
                                Executive Officer and       October 29, 2008 (1)
                                Director(1)

Devinder Ranhawa      49        Director(1)                        (1)


Manmohan Minhas       53        Director and Secretary         May 11, 2006
                                Treasurer

----------
(1) Messrs. Harding and Randhawa, were nominated to be appointed to the Board of Directors of the Registrant. Their appointment is to be effective ten days following the filing and mailing of a Schedule 14F-1 to the stockholders of the Registrant.

The following is a brief summary of the background of each director, director nominee and executive officer of our company:

Mr. Steven Harding - Mr. Harding was appointed our President and CEO on October 29, 2008 and nominated to our Board of Directors, which appointment will become effective 10 days subsequent to the filing of this Form 14f-1. Mr. Harding has 26 years experience in the oil and gas exploration industry within numerous geological basins both within and outside of North America. He has occupied various senior positions within EnCana Corp., and its predecessors Alberta Energy and Husky Energy. From October 2003 to December 2004 he was the Vice President, Northern Canada and the Vice President Alaska/MacKenzie Delta from 2002 to September 2003. From 1998 to 2002 he was an exploration manager for Alberta Energy in their New Ventures Group and the Chief Geologist/Geoscientist at Husky Energy from 1994 to 1998. Since March 2005 he has acted as a self employed consultant, responsible for evaluating oil and gas assets for a number of private and public companies from a technical and business viability perspective.

In the latter half of the 1980's, he was responsible for developing the geological model, which lead to the discovery of the White Rose field in offshore Newfoundland. The White Rose field is believed to hold estimated reserves of 450 - 500 Million barrels of oil and 3-4 trillion cubic feet of gas, and currently produces approximately 120,000 barrels per day. While at EnCana, he also negotiated and secured the largest exploration position in the US and Canadian Arctic, leading to the discovery of the Umiak field 2004 and receiving a Department of Minerals Management Service corporate citizen award in 2003 for outstanding cultural and environmental efforts in Alaska.

He received his Bachelor of Science degree in Geology is from McMaster University in 1982 and his Masters degree in Geology from the University of Alberta in 1984.

Mr. Devinder Randhawa - Mr. Randhawa was nominated and nominated to our Board of Directors on October 29, 2008, which appointment will become effective 10 days subsequent to the filing of this Form 14f-1. Mr. Randhawa founded Strathmore Minerals Corp. in 1996 and served as its Chairman and CEO until January, 2008. Strathmore is a uranium exploration company publically listed on the TSX venture exchange in Canada, with assets in the US, Canada and Peru. Mr Randhawa was also the founder of Royal County Minerals Corp. and served as President, CEO and Director from May 1998 to July 2003. Royal County was a publically listed gold

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
exploration company which traded on the TSX venture exchange. In 2003, he arranged the sale of Royal Country Minerals to Canadian Gold Hunter Corp. He was also the founder, and from December 2005 to May 2006 acted as the President, CEO and Chairman of Pacific Asia China Energy, a TSX listed public company involved in the coal bed methane exploration business in 3 provinces of China. In July 2008 he was instrumental in arranging the sale of the company to a third party. In addition, Mr. Randhawa currently provides his services to the following TSX venture exchange listed companies as:

     -    Chairman and CEO for Fission Energy Inc.
     -    CEO for Ballyliffin Capital Corp.
     -    President, CEO and Director for Jalna Minerals Corp.
     -    Vice Chairman for Sernova Corp.

Mr. Randhawa received his MBA from the University of British Columbia in 1985 subsequent to graduating with High Honors from Trinity Western University with a BA (Business Admin) in 1983.

Mr. Manmohan Minhas - Mr. Minhas served as our President & CEO from May 11, 2006 to October 29, 2008 and has been a Director since May 11, 2006. Mr. Manmohan Minhas worked for PanCanadian Petroleum (now EnCana Corporation) from May 1980 to August 1993. He started as a Project Engineer and worked on the design and construction of oil and gas production facilities for the company. These facilities included gas plants, compressor stations, pipelines, and oil production batteries. By August 1985, he had successfully completed over $100 million worth of projects and led a department with 20 employees. On July 1986, he was transferred to Reservoir Exploitation Department, where he worked on conceptual planning, reservoir engineering studies, primary and secondary petroleum recovery studies, reserve estimates, and production forecasts. These projects were all based in central and southern Alberta. In this position, he was responsible for the supervision of 12 engineers.

From June 1988 to September 1990 he was the leader of the Reserves Task Force for Pan Canadian, with a group of 15 engineers, geologists and computer personnel. The group reviewed over 15,000 oil and gas properties the company had interest in Alberta, Saskatchewan, BC, Colorado and California for purposes of regulatory disclosure of oil and gas reserves reporting. On September 1990, he was appointed Supervisor, Production Revenue Department, and was responsible for acquisitions and divestures of producing properties, and an operations budget for the company of over $500 million annually. He was also responsible for contracts for processing and transportation of oil and gas through the company's facilities, and supervised a staff of approximately 20 personnel.

During his tenure with Pan Canadian, he also supervised 7 Alberta based oil and gas exploration projects through conceptual development, drilling and production, with an aggregate expenditure budget in excess of $150 million. Mr. Minhas left PanCanadian in August 1993. From August 1993 to September 1994 he acted as a Principal Consulting Engineer with Quantel Engineering Ltd. At Quantel, Mr. Minhas did conceptual, detailed engineering and Project Management of oil and gas field production facilities in Southern Alberta, including compressor stations, pipelines, gas plants and gas wellsite construction and development.

In April 1990, he founded and acted as President of Minhas Training & Development, Inc., which conducted seminars for multi-national oil companies located throughout the world, including Indonesia, Malaysia, Thailand, Brunei, Canada, USA, Singapore and Russia. Subjects taught included Reservoir Engineering, Petroleum Economic Evaluations, Petroleum Production Facilities and Project Management. He taught these seminars until July 2000.

He received his B.Sc. (Mechanical Engineering) from the University of Calgary in 1980. He is a Registered Professional Engineer with Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA"). He was given an Exemplary Voluntary Service Award by APEGGA in 1992. He has also completed numerous seminars and courses in many facets of petroleum production and facilities, reservoir engineering, drilling, well testing and log analysis.

BOARD MEETINGS AND COMMITTEES

Our board of directors held no formal meetings during the 12 month period ended December 31, 2007. All proceedings of the board of directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the NEVADA REVISED STATUTES and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. We do not at the present time have an audit committee financial expert, however we are in the process of securing a person to act as our audit committee financial expert. We do not have a nomination committee charter. We do not have a policy for electing members to the board. Our board will adopt a policy for reviewing and nominating members to the board. We do not have an audit committee charter because we do not have an audit committee.

TRANSACTIONS WITH RELATED PERSONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. Any such transaction proposed in the future will require review, approval and ratification by the board of directors.

SECTION 16(A) COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders (the "Reporting Persons") are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from the Reporting Persons, we believe that all filing requirements applicable to all Reporting Persons were complied with.

EXECUTIVE COMPENSATION.

The following table sets forth the compensation paid by the company for services rendered for the past two completed fiscal years to the principal executive officer and to the company's most highly compensated executive officers other than the principal executive officer (the "named executive officers") whose cash compensation exceeded $100,000 during 2007:

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
                           SUMMARY COMPENSATION TABLE

                                                                                All Other
     Name and Principal position           Year      Salary ($)   Bonus ($)   Compensation ($)   Total ($)
     ---------------------------           ----      ----------   ---------   ----------------   ---------
Manmohan Minhas, former President and      2007          --           --             --              --
Chief Executive Officer and Secretary      2006          --           --             --              --
Treasurer (1)

Ravinder Minhas, former Secretary          2007          --           --             --              --
Treasurer and CFO (1)                      2006          --           --             --              --

----------
(1) Mr. Ravinder Minhas resigned from his positions on October 29, 2008. Manmohan Minhas resigned as President and CEO on October 29, 2008 and was appointed as Secretary Treasurer on October 29, 2008

EMPLOYMENT AGREEMENTS

We have no employment agreements

                              DIRECTOR COMPENSATION

                      Fees Earned or Paid        All Other
     Name                 in Cash ($)         Compensation ($)      Total ($)
     ----                 -----------         ----------------      ---------

Manmohan Minhas              --                      --                  --

Ravinder Minhas              --                      --                  --

REPORTS TO SECURITY HOLDERS

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov. You may send communication to the board of directors at Suite 110, 1915 - 27 Avenue NE Calgary Alberta T2E 7E4.

                                   By Order of the Board of Directors

                                   AMERICAN EXPLORATION CORPORATION


                                   By: /s/ Steven Harding
                                      ------------------------------------------
                                   Name:  Steven Harding
                                   Title: President and Chief Executive Officer

                                       6